						Exhibit 12.1
						11/2/2006
THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2005
and the year to date September 30, 2006

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2001	2002	2003	2004	2005	2006
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings from continuing operations before income taxes	$1,676,260	$1,841,274	$2,100,143	$2,113,696	$2,185,427	$2,120,329
Preferred stock dividends of subsidiaries	18,452	17,340	21,167	29,815	30,175	26,141
Interest expense, net of amounts capitalized	557,625	491,888	527,272	640,261	746,819	634,078
Distributions on mandatorily redeemable preferred securities	168,594	174,687	151,358	27,230	0	0
AFUDC - Debt funds	25,924	16,816	12,370	17,970	20,500	13,759
Earnings as defined	$2,446,855	$2,542,005	$2,812,310	$2,828,972	$2,982,921	$2,794,307

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$463,710	$476,047	$491,066	$499,737	$558,975	$465,824
Interest on affiliated loans	(12,244)	0	0	99,737	127,721	91,819
Interest on interim obligations	82,386	29,925	18,035	8,671	25,358	55,259
Amort of debt disc, premium and expense, net	30,809	20,084	28,575	36,906	36,698	31,982
Other interest charges	18,888	(17,352)	1,966	13,180	18,567	2,953
Distributions on mandatorily redeemable preferred securities	168,594	174,687	151,358	27,230	0	0
Fixed charges as defined	$752,143	$683,391	$691,000	$685,461	$767,319	$647,837

RATIO OF EARNINGS TO FIXED CHARGES	3.25	3.72	4.07	4.13	3.89	4.31